EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

[redacted]

08002829

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. OS.154/2008

May 20, 2008

SEC
Mail Processing
Section

MAY 21 2008

Washington, DC
100

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai

May 20, 08

PROCESSED
MAY 29 2008
THOMSON REUTERS

5/28

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Summary Statement of Assets and Liabilities [1/]

As at 30 April 2008

Assets	Baht
Cash	19,176,540,235.95
Interbank and money market items	62,962,088,048.15
Securities purchased under resale agreements	
Investments in securities, net	184,573,205,891.30
(with obligations 3,598,809,899.80 Baht)	
Credit advances (net of allowance for doubtful accounts)	778,592,445,080.31
Accrued interest receivables	1,212,765,752.54
Properties foreclosed	11,286,368,743.81
Customers' liabilities under acceptances	739,191,780.67
Premises and equipment, net	24,877,027,864.77
Other assets	30,600,408,460.51
Total Assets	1,083,529,058,357.41
Customers' liabilities under unmatured bills	6,240,515,938.86
Total	1,089,769,572,296.27

Liabilities	Baht
Deposits	846,647,870,224.08
Interbank and money market items	16,129,807,058.02
Liabilities payable on demand	8,564,688,613.24
Securities sold under repurchase agreements	
Borrowings	55,395,786,403.73
Bank's liabilities under acceptances	739,191,780.67
Other liabilities	33,455,819,549.31
Total liabilities	960,932,593,629.05
Shareholders'equity	
Paid-up share capital	
(registered share capital Baht 30,486,146,970.00)	23,932,601,930.00
Reserves and net profit after appropriation	62,444,330,357.89
Other reserves and profit and loss account	16,219,530,440.47
Total shareholders' equity	102,596,462,728.36
Total Liabilities and Shareholders' Equity	1,083,529,058,357.41
Bank's liabilities under unmatured bills	6,240,515,938.86
Total	1,089,769,572,296.27

	Baht
Non-Performing Loans 2/(net) as at 31 March 2008 (Quarterly)	18,816,507,730.07
(2.17% of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as at 31 March 2008 (Quarterly)	22,709,316,941.60
Actual allowace for doubtful accounts	25,881,805,801.84
Loans to related parties	30,005,059,670.15
Loans to related asset management companies	1,630,000,000.00
Loans to related parties due to debt restructuring	611,579,562.04
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	116,208,296,160.80
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	1,704,123,775.64
Letters of credit	24,399,682,646.18

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as at 31 March 2008 (Quarterly) 36,428,858,737.09

(4.11% of total loans before allowance for doubtful accounts)

END